Exhibit 99.1

Baozun Announces Shareholder Resolutions Adopted at 2022 Annual General Meeting of Shareholders

SHANGHAI, CHINA – June 27, 2022 – Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that the following shareholder resolutions were adopted and passed at its annual general meeting of shareholders held on June 27, 2022 in Singapore:

1.	BY WAY OF AN ORDINARY RESOLUTION, that the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company's independent registered public accounting firm and the Company’s independent auditor, respectively, to audit the Company's consolidated financial statements to be filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ending December 31, 2022 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firm and the Company’s independent auditor be authorized, approved and ratified;

2.	BY WAY OF AN ORDINARY RESOLUTION, that Ms. Yang Liu be re-elected as a director of the Company; and

3.	BY WAY OF AN ORDINARY RESOLUTION, that subject to the approval of resolutions 1 – 2 above, each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect resolutions 1 – 2 as such director or officer, in his or her absolute discretion, thinks fit.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com